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                                                                    EXHIBIT 12.3

                FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
        STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)
                                 (in thousands)


                                                                            Nine Months Ended
                                         Year Ended March 31,                  December 31,
                                 1993      1994     1995      1996       1997      1996      1997
                               -------   -------   -------  --------    -------   -------   -------
Pre-tax income/(loss)          $  (964)  $ 2,805   $ 7,469  $(10,299)   $13,647   $12,848   $21,965

Fixed charges:
   Net interest expense          2,628     1,778       759     3,530      5,720     4,076    11,143
   Rental expense (1/3)            376       379       723     1,022        943       767     1,094
   Capitalized interest             --        --        --        --         --       --        728
                               -------   -------   -------   -------    -------   -------   -------
   Total fixed charges           3,004     2,157     1,482     4,552      6,663     4,843    12,965
                               -------   -------   -------   -------    -------   -------   -------
Earnings before income taxes
  and fixed charges              2,040     4,962     8,951    (5,747)    20,310    17,691    34,930
                               -------   -------   -------   -------    -------   -------   -------
Ratio of earnings to fixed
 Charges                          0.68      2.30      6.04        --       3.05      3.65      2.69
                               =======   =======   =======   =======    =======   =======   =======


Note: Earnings were insufficient to cover fixed charges in the fiscal year ended March 31, 1996 by $11.3 million.